SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

28 February 2014

AVIVA APPOINTS TOM STODDARD AS CHIEF FINANCIAL OFFICER

Aviva plc ("Aviva" or the "Company") today announces that Tom Stoddard will join the Board of Aviva and become Chief Financial Officer ("CFO") with effect from 5 May 2014. He will replace Pat Regan who, as announced on 23 January 2014, is leaving Aviva.

Tom is currently Senior Managing Director, Head of Global Financial Institutions Advisory at Blackstone, the global investment and advisory firm. Since the start of 2013, he has been a principal corporate adviser to Aviva in which time he has gathered an in-depth knowledge of the business.

Over the last 20 years, Tom has held a variety of senior financial advisory positions, specialising in insurance and financial services. He has a strong track record and reputation for restructurings, capital advisory and financial strategy.

Tom's appointment has been approved by the regulators.

Mark Wilson, Group Chief Executive Officer of Aviva, said:

"Tom is a high calibre individual and an exceptional addition to our management team. He brings outstanding financial acumen, deep sector expertise, and impeccable commercial and market insight to Aviva. Tom will provide sound judgement and strong challenge - qualities I value highly.

"I would like to take this opportunity to thank Pat Regan for his many contributions to Aviva over the last four years and to wish him well in his future career in Australia."

Tom Stoddard commented:

"I am thrilled to be joining Aviva at this early stage of its transformation. I admire the progress that Aviva is making and I welcome the opportunity to help take the company to the next level."

-ends-

Enquiries

Media
Nigel Prideaux +44 (0)20 7662 0215
Andrew Reid +44 (0)20 7662 3131

Analysts
Colin Simpson +44 (0)20 7662 8115
David Elliot +44 (0)207662 8048

Compensation arrangements

Mr. Stoddard will receive a basic annual salary of £675,000. He will receive a standard Executive Director bonus opportunity of up to a maximum of 150% of basic salary annually. Any bonus for 2014 will be pro-rated for service. The bonus has strong performance targets and Mr. Stoddard will be required to defer two thirds of any award made into Aviva stock for three years.

Mr. Stoddard will be granted a standard Executive Director award under Aviva's Long Term Incentive Plan (LTIP) of 225% of basic salary in 2014. Awards granted under the LTIP vest after three years only if specific return on equity and shareholder return targets are met.

Mr. Stoddard will be required to build a shareholding in Aviva to the value of 150% of his basic salary and to retain 50% of the net share releases from his deferred bonus and LTIP awards until this requirement is met.

Mr. Stoddard will receive a partial buyout of deferred compensation at his previous employer of up to a maximum of £1 million. The buyout will be on a strict "like for like" basis. In addition Mr. Stoddard will receive the standard Aviva executive benefits package and assistance with relocation, details of which will be disclosed in the normal way.

Biographical information on Tom Stoddard

As a corporate finance professional at Blackstone, Tom was a leading member of the team which advised AIG after its rescue on dozens of divestitures and other transactions, including the US$25 billion of debt-for-equity exchanges with the Federal Reserve Bank of New York in 2009, as well as related decisions in 2010 to pursue the IPO of AIA (raising over US$20 billion) and the sale of Alico (to MetLife for US$16 million). During that time he worked closely with US Federal regulators.

More recently Tom advised Bank of America on the sale of US$5 billion of preferred stock to Berkshire Hathaway; he advised IBRC (formerly Anglo Irish Bank) on potential strategies to accelerate its wind down; he advised NYSE Euronext on its US$13 billion sale to ICE; and he advised WMI (formerly the Washington Mutual holding company) on its strategic financing partnership with KKR.

2008 - present	Blackstone, Senior Managing Director, Head of Global Financial Institutions Group

2005 - 2008	Barrett Ellman Stoddard, Partner and co-founder of private equity investment advisory firm

1998 - 2005	Credit Suisse and DLJ, Managing Director and Head of Global Insurance Group

1995 - 1998	UBS, Director, Financial Institutions Group

1994 - 1995	Lehman Brothers, Associate Investment banker in Financial Institutions Group

1992 - 1994	Cravath, Swaine & Moore, Associate, Corporate and Securities lawyer

1987 - 1989	PNC Bank, Account Officer and Senior Credit Analyst

Notes to editors:

•	In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Tom Stoddard.

•	At the date of this announcement, Tom Stoddard has no beneficial interests in ordinary shares of Aviva.

•	Tom Stoddard's appointment has been approved by the PRA and FCA.

•	Aviva provides 34 million customers with insurance, savings and investment products.

•	We are one of the UK's largest insurer and one of Europe's leading providers of life and general insurance.

•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

•	A photograph of Tom Stoddard is available at www.aviva.com/media/images-and-logos/

•	Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary